SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OCTOBER TRAFFIC GROWS 9%
TO 17.1M GUESTS

    Ryanair Holdings plc today (Thurs, 2 Nov) released October 2023 traffic stats as follows:

	Oct 22	Oct 23	Change
Guests	15.7m	17.1m	+9%
L. Fact	94%	93%	-1% pt
Ryanair operated over 96,700 flights in October 2023. Over 870 flights cancelled due to Israel/Gaza conflict.

Rolling	Oct 22	Oct 23	Change
Guests	157.4m	180.3m	+15%
L. Fact	91%	94%	+3% pts

ENDS

For further info
please contact:
                                    Ryanair Press Office
                                    Tel: +353-1-9451799
                                    press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 2 November, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary